SECURITI 04004480 SSION
Washington, D.C. 20549

So 3/9/04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37483

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAC Florida Investments Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2333 Ponce de Leon Boulevard, Suite 700
(No. and Street)

Coral Gables (City) Florida (State) 33134 (Zip Code)

RECEIVED FEB 23 2004 WASH. D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jose Luis Leon (305) 523-6520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Biscayne Tower, Suite 2800, Two South Biscayne Boulevard, Miami, FL 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/19

OATH OR AFFIRMATION

I, Marcello Correa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAC Florida Investments Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

V. Jimenez
MY COMMISSION # CC937132 EXPIRES
May 23, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAC FLORIDA INVESTMENTS CORP.

Financial Statements and Supplementary Information
December 31, 2003 and 2002
Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition as of December 31, 2003 and 2002	2
Statements of Earnings for the years ended December 31, 2003 and 2002	3
Statements of Shareholders' Equity for the years ended December 31, 2003 and 2002	4
Statements of Cash Flows for the years ended December 31, 2003 and 2002	5
Notes to Financial Statements	6-9
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934	10
Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 to the Company's Corresponding Unaudited Form X-17a-5, Part IIa Filing	11
Exemption Pursuant to Rule 15c3-3	12
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	13-14

KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Telephone 305 358 2300
Fax 305 913 2692

Independent Auditors' Report

The Board of Directors
BAC Florida Investments Corp.:

We have audited the accompanying statements of financial condition of BAC Florida Investments Corp. (the Company) as of December 31, 2003 and 2002, and the related statements of earnings, shareholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BAC Florida Investments Corp. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 6, 2004

BAC FLORIDA INVESTMENTS CORP.

Statements of Financial Condition

December 31, 2003 and 2002

Assets		**2003**	**2002**
Cash	$	2,366,581	2,273,547
Deposits with clearing organization		581,455	383,061
Receivable from clearing organization		—	1,000
Other receivables		1,793	5,776
Marketable securities owned		492,741	399,440
Fixed assets, net		89,041	63,353
Other assets		9,816	2,971
Total assets	$	3,541,427	3,129,148
Liabilities and Shareholders' Equity			
Accounts payable and accrued expenses	$	345,575	175,592
Payable to clearing organization		4,015	—
Income taxes payable to parent company		124,989	73,411
Deferred tax liability, net		23,947	12,019
Total liabilities		498,526	261,022
Shareholders' equity:			
Common stock, $1 par value. Authorized, issued, and outstanding 100,000 shares		100,000	100,000
Additional paid-in capital		1,965,026	1,965,026
Retained earnings		977,875	803,100
Total shareholders' equity		3,042,901	2,868,126
Total liabilities and shareholders' equity	$	3,541,427	3,129,148

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.

Statements of Earnings

Years ended December 31, 2003 and 2002

		2003	2002
Revenue:			
Commissions	$	2,705,123	2,027,807
Trading gains and losses, net		90,133	80,788
Interest		50,740	121,550
Total revenue		2,845,996	2,230,145
Operating expenses:			
Employee compensation and benefits		1,672,488	1,409,051
Floor brokerage, exchange, and clearance fees		518,896	295,674
Communications and data processing		75,999	63,372
Occupancy		119,423	109,929
Other		176,537	176,568
Total operating expenses		2,563,343	2,054,594
Income before income tax expense		282,653	175,551
Income tax expense		107,878	67,103
Net income	$	174,775	108,448

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.

Statements of Shareholders' Equity

Years ended December 31, 2003 and 2002

	Common stock			Additional paid-in capital	Retained earnings	Total
	Shares		Amount			
Balance, December 31, 2001	100,000	$	100,000	1,965,026	694,652	2,759,678
Net income	—		—	—	108,448	108,448
Balance, December 31, 2002	100,000		100,000	1,965,026	803,100	2,868,126
Net income	—		—	—	174,775	174,775
Balance, December 31, 2003	100,000	$	100,000	1,965,026	977,875	3,042,901

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income	$	174,775	108,448
Adjustments to reconcile net income to net cash provided by operating activities:			
Trading gains and losses, net		(90,133)	(80,788)
Depreciation of fixed assets		14,287	12,335
Deferred taxes		11,928	2,758
Changes in assets and liabilities affecting cash flows from operating activities:			
Deposits with clearing organization		(198,394)	(228,415)
Receivable from clearing organization		1,000	68,976
Other receivables		3,983	16,973
Marketable securities owned		(3,168)	2,854,137
Other assets		(6,845)	2,501
Accounts payable and accrued expenses		169,983	89,610
Payable to clearing organization		4,015	(598,927)
Income taxes payable to parent company		51,578	64,345
Net cash provided by operating activities		133,009	2,311,953
Cash flows from investing activities:			
Purchase of fixed assets		(39,975)	(65,092)
Net cash used in investing activities		(39,975)	(65,092)
Net increase in cash		93,034	2,246,861
Cash, beginning of year		2,273,547	26,686
Cash, end of year	$	2,366,581	2,273,547
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes paid to parent company	$	44,372	—

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.

Notes to Financial Statements

December 31, 2003 and 2002

(1) Business and Summary of Significant Accounting Policies

(a) *Organization and Business*

BAC Florida Investments Corp. (the Company) is registered as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company is owned 98.5% by BAC Florida Bank (the Parent Company). The Company is a member of the National Association of Securities Dealers, Inc. In connection with its activities as a broker/dealer, the Company holds no funds or securities for customers. The Company executes and clears all customer transactions with clearing organizations on a fully disclosed basis. The Company promptly transmits all customer funds and securities to such clearing organization.

(b) *Marketable Securities Owned*

Marketable securities owned are stated at market value, with the related unrealized gain or loss recognized in the statements of net earnings as trading gains and losses, net.

(c) *Commissions*

Commissions and related clearing expenses are recorded on a trade-date basis.

(d) *Income Taxes*

The Company is included in the federal and state income tax return of BAC Florida Bank and its subsidiaries. The consolidated group of entities of BAC Florida Bank follows a policy of allocating the U.S. consolidated tax liability among the participants generally in proportion to their contribution to the consolidated U.S. taxable income.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) *Use of Estimates*

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Deposits With Clearing Organization

Pursuant to the Company's clearing agreement with its clearing broker/dealer, the Company is required to maintain a security escrow deposit totaling $150,000 for the duration of the respective agreement. This amount is included within deposits with clearing organization.

(3) Marketable Securities Owned

The following table presents the fair value of marketable securities owned at December 31, 2003 and 2002 and related trading gains and losses, net for the years then ended:

	2003	
	Marketable securities owned at estimated fair value	Trading gains and losses, net
Corporate debentures	$ 249,605	833
U.S. government agency	243,136	960
Foreign corporate debt	—	88,340
	$ 492,741	90,133

	2002	
	Marketable securities owned at estimated fair value	Trading gains and losses, net
U.S. Treasury	$ 399,440	13,539
U.S. government agency	—	4,667
Foreign corporate debt	—	62,582
	$ 399,440	80,788

(4) Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $2,877,321 which was $2,777,321 in excess of its required net capital of $100,000. At December 31, 2002, the Company had net capital of $2,801,803 which was $2,701,803 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 and 2002 was 0.16 to 1 and 0.09 to 1, respectively.

(5) Financial Instruments

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments (such as, cash, deposits with clearing organization, receivables and payables, and accrued expenses), except for marketable securities owned,

(Continued)

approximate their fair value because of the short maturity of the instruments. Marketable securities owned are carried at fair value.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables, and marketable securities, owned. Cash balances are on deposit with a financial institution and are insured up to $100,000. Marketable securities owned consist of U.S. Treasury, corporate debentures, and government agency obligations. These securities are held in safekeeping at a financial institution and insured for up to $500,000 by SIPC. Management believes there is no significant risk of loss on these financial instruments. In addition to the SIPC coverage, the clearing organization has unlimited insurance coverage through a commercial insurer for bankruptcy risk.

(6) Income Taxes

Income tax expense reflected in the statements of earnings for the years ended December 31, 2003 and 2002, is as follows:

		2003	2002
Current tax expense:			
Federal	$	81,926	54,940
State		14,024	9,405
		95,950	64,345
Deferred tax expense:			
Federal		10,185	2,355
State		1,743	403
		11,928	2,758
Total income tax expense	$	107,878	67,103

The difference between the "expected" income tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to earnings before income taxes) for the years ended December 31, 2003 and 2002 and the reported income tax expense is as follows:

		2003	2002
Federal income taxes at statutory tax rates	$	96,102	59,687
State income taxes, net of related federal benefit		10,406	6,473
Other, net		1,370	943
	$	107,878	67,103

(Continued)

At December 31, 2003 and 2002, the Company had a net deferred tax liability of $23,947 and $12,019, respectively. The tax effects of temporary differences between financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below:

	2003	2002
Deferred tax asset:		
Fixed assets, due to differences in depreciation expense	$ —	6,109
Total gross deferred tax asset	—	6,109
Deferred tax liability:		
Fixed assets, due to differences in depreciation expense	6,923	—
Marketable securities owned, due to discount accretion of securities	17,024	18,128
Total gross deferred tax liability	23,947	18,128
Net deferred tax liability	$ 23,947	12,019

(7) Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with its parent company and affiliates. At December 31, 2003 and 2002, balances relating to such transactions were as follows:

	2003	2002
Assets:		
Cash	$ 76,772	27,733
Liabilities:		
Accounts payable and accrued expenses	$ 23,448	29,753
Income taxes payable	124,989	73,411
	$ 148,437	103,164
Operating expenses:		
Communications and data processing	$ 35,160	49,921
Rent (within occupancy)	82,728	80,503
General and administrative (within other)	18,034	—
	$ 135,922	130,424

The Company subleases office space from BAC Florida Bank. BAC Florida Bank allocates its rental costs to the Company based on square footage. The BAC Florida Bank lease agreement with the landlord expires in May 2012. Future minimum lease payments under this lease are as follows: 2004 $69,454; 2005 $71,726; 2006 $73,997; 2007 $76,267; 2008 $78,539; and $284,309 thereafter.

Schedule I

BAC FLORIDA INVESTMENTS CORP.

Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934

December 31, 2003 and 2002

		2003	2002
Net capital:			
Total shareholders' equity qualified for net capital	$	3,042,901	2,868,126
Deductions and/or charges:			
Nonallowable assets (fixed assets and prepaid expenses)		(98,858)	(66,324)
Net capital before haircuts on securities positions		2,944,043	2,801,802
Haircuts on securities positions		(66,722)	—
Net capital	$	2,877,321	2,801,802
Aggregate indebtedness:			
Accounts payable and accrued expenses	$	345,575	175,592
Payable to clearing organization		4,015	—
Income taxes payable to parent company		124,989	73,411
Total aggregate indebtedness	$	474,579	249,003
Computation of basic net capital requirement:			
Minimum net capital required – 6.67% of total aggregate indebtedness	$	31,654	16,609
Minimum dollar net capital requirement		100,000	100,000
Net capital requirement (greater of above)		100,000	100,000
Excess net capital		2,777,321	2,701,802
Excess net capital at 1,000%		2,829,863	2,776,902
Ratio of aggregate indebtedness to net capital		0.16 to 1	0.09 to 1

Note: Refer to Schedule II for reconciliation of net capital pursuant to uniform capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17a-5, Part IIa filing.

See accompanying independent auditors' report.

Schedule II

BAC FLORIDA INVESTMENTS CORP.

Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 to the Company's Corresponding Unaudited Form X-17a-5, Part IIa Filing

December 31, 2003 and 2002

		2003	2002
Net capital per computation contained in Company's corresponding unaudited Form X-17a-5, Part IIa filing	$	2,879,215	2,802,810
Adjustment for income taxes		(1,894)	(1,008)
Net capital computation pursuant to Rule 15c3-1	$	2,877,321	2,801,802

See accompanying independent auditors' report.

Schedule III

BAC FLORIDA INVESTMENTS CORP.

Exemption Pursuant to Rule 15c3-3

December 31, 2003 and 2002

The Company claims an exemption from Rule 15c3-3 under the following section:
(K)(2)(B) – "All customer transactions are cleared through another broker/dealer on a fully disclosed basis."

See accompanying independent auditors' report.

KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Telephone 305 358 2300
Fax 305 913 2692

Independent Auditors' Report on
Internal Control Structure
Required by SEC Rule 17a-5

The Board of Directors
BAC Florida Investments Corp.:

In planning and performing our audit of the financial statements and supplementary schedules of BAC Florida Investments Corp. (the Company) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly security examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's aforementioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives. In addition, the Company was in compliance with the exemption provision of Rule 15c3-3, and no facts came to our attention indicating that such provisions have not been complied with during the year ended December 31, 2003.

This report is intended solely for the use of the board of directors and management of BAC Florida Investments Corp., the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

KPMG LLP

February 6, 2004